Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222231

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 10 DATED DECEMBER 14, 2020

TO THE PROSPECTUS DATED APRIL 17, 2020

This prospectus supplement (the “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc. dated April 17, 2020 (the “Prospectus”), Supplement No. 1 dated April 17, 2020, Supplement No. 2 dated April 24, 2020, Supplement No. 3 dated May 15, 2020, Supplement No. 4 dated June 16, 2020, Supplement No. 5 dated July 15, 2020, Supplement No. 6 dated August 17, 2020, Supplement No. 7 dated September 15, 2020, Supplement No. 8 dated October 15, 2020 and Supplement No. 9 dated November 16, 2020. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to provide updates to our operations;

•	to disclose the transaction price for each class of our common stock as of January 1, 2021;

•	to disclose the calculation of our November 30, 2020 net asset value (“NAV”) per share for each class of our common stock;

•	to provide an update on our initial public offering; and

•	to update the “Experts” section of the Prospectus.

Operations Updates

Our U.S. portfolio is 98% leased as of November 30, 2020 and the portfolio has demonstrated its overall rent durability during the COVID-19 pandemic. In November 2020, we collected 97% of rent in the U.S. portfolio. Rent collection in November 2020 was led by our medical office (100% collected) and office (100% collected), followed by industrial (97% collected), retail (96% collected), and multifamily (96% collected). We have granted rent deferment on a case-by-case basis to primarily small business tenants to assist them through this challenging time in order for us to emerge after this pandemic with well-occupied properties. As of November 30, 2020, we have granted $0.3 million of rental deferral requests. We anticipate this deferred rent will be paid back in 2020 and 2021, over the term of each lease, or added to the end of the lease term.

While virtually no property sector or portfolio is immune from the negative effects of this pandemic-driven recession, we believe certain sectors and strategies are better positioned in these uncertain times and will gain as the economy recovers. We continue to believe we are well positioned due to our (i) lower leverage (27%), (ii) long-term leases and high occupancy, (iii) very limited lease expirations over the next two years, (iv) no CMBS exposure, and (v) no material exposure to hospitality, gaming, leisure, student or senior housing, which are anticipated to be some of the most negatively affected sectors in the near term.

January 1, 2021 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of January 1, 2021 (and repurchases as of December 31, 2020) is as follows:

Transaction Price (per share)
Class T	$10.44
Class S	$10.42
Class D	$10.52
Class I	$10.55

VGN-NREIT-1220P

The transaction price for our Class T, Class S, Class D and Class I shares is equal to such class’s NAV per share as of November 30, 2020. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

November 30, 2020 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.nuveenglobalreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. As of November 30, 2020, our properties have been appraised in accordance with our valuation guidelines and such appraisals were reviewed by our independent valuation advisor.

The following table provides a breakdown of the major components of our NAV as of November 30, 2020 ($ and shares in thousands):

Components of NAV	November 30, 2020
Investment in real property	$515,910
Investment in international affiliated funds	49,897
Investment in real estate-related assets	38,945
Cash and cash equivalents	6,859
Restricted cash	8,052
Other assets	2,669
Debt obligations	(169,357)
Other liabilities	(9,659)
Subscriptions received in advance	(8,052)
Stockholder servicing fees payable the following month(1)	(45)

Net Asset Value	$435,219
Net asset value attributable to Series A preferred stock	250

NAV attributable to common stockholders	$434,969

Number of outstanding shares of common stock	40,904

(1)

Stockholder servicing fees only apply to Class T, Class S and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of November 30, 2020, we have accrued under GAAP approximately $4.5 million of stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of November 30, 2020 ($ and shares in thousands, except per share data):

	Class T	Class S	Class D	Class I	Class N
NAV Per Share	Shares	Shares	Shares	Shares	Shares	Total
Net asset value	$32,581	$26,722	$14,648	$43,216	$317,802	$434,969
Number of outstanding shares	3,120	2,564	1,393	4,096	29,731	40,904

NAV per share as of November 30, 2020	$10.44	$10.42	$10.52	$10.55	$10.69

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the November 30, 2020 valuations, based on property types. Once we own more than one retail property, we will include the key assumptions for such property type.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	6.65%	5.91%
Multifamily	6.88	5.40
Office	7.05	6.41
Other	7.65	6.74

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values	Office Investment Values	Other Investment Values
Discount Rate	0.25% decrease	+1.90%	+2.10%	+1.90%	+2.20%
(weighted average)	0.25% increase	(2.00)%	(1.80)%	(1.90)%	(2.40)%
Exit Capitalization Rate	0.25% decrease	+2.80%	+3.10%	+2.40%	+1.90%
(weighted average)	0.25% increase	(2.50)%	(2.70)%	(2.30)%	(1.90)%

Status of our Initial Public Offering

As of the date hereof, we had issued and sold 12,143,711 shares of our common stock (consisting of 3,262,788 Class T shares, 2,834,423 Class S shares, 1,427,786 Class D shares and 4,618,714 Class I shares) in our offering, resulting in gross offering proceeds of $129,564,883. We intend to continue selling shares in the offering on a monthly basis.

Experts

The following disclosure is added to the “Experts” section of our prospectus.

The amount of the estimated market values of our real properties as of November 30, 2020 presented on page 2 of this Supplement under the section “November 30, 2020 NAV Per Share” has been reviewed by RERC, LLC, an independent valuation firm, and is included in this Supplement given the authority of such firm as experts in property valuations and appraisals. RERC, LLC will not calculate or be responsible for our NAV per share for any class of our shares.

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